Exhibit 99.1

REVISED NON-BINDING PROPOSAL LETTER

Special Committee of the Board of Directors (the “Special Committee”)
StarTek, Inc.
6200 South Syracuse Way, Suite 485
Greenwood Village, Colorado 80111

August 8, 2022

Dear Members of the Special Committee,

Reference is made to the preliminary non-binding proposal, dated December 20, 2021 (the “Original Proposal”, and together with and as revised by this letter, our “Proposal”), submitted by CSP Management Limited (“CSP”) to acquire all of the outstanding shares of common stock (the “Common Shares”) of StarTek, Inc. (“StarTek”) that are not already beneficially owned by CSP in a going-private transaction (the “Proposed Transaction”).

We would like to thank you for the recent discussions concerning the Proposed Transaction. We are submitting this revised non-binding proposal to reaffirm our interests in the Proposed Transaction, and provide an update to our Original Proposal and our efforts to line up financing for the Proposed Transaction.

Upon careful consideration, we are revising our proposed purchase price for each Common Share to US$4.65 in cash, which represents a 35.2% premium over StarTek’s closing share price of US$3.44 on August 5, 2022 and a premium of 48.1% above the 30-day volume-weighted average price per share of US$3.14. Our proposed purchase price was revised due to a number of events and developments since the submission of the Original Proposal, including that (1) the global financial markets have experienced significant volatility, which has negatively affected the trading price of the StarTek’s Common Shares, (2) StarTek has experienced weaker than expected financial and operational performance, and (3) volatile conditions in the debt markets have negatively impacted our ability to obtain debt financing for the Proposed Transaction. The principal terms and conditions of the Proposed Transaction would be set forth in definitive agreements to be negotiated by CSP with the Special Committee, which we expect will contain representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type (the “Definitive Agreements”).

Since submitting the Original Proposal, and in response to requests from the Special Committee, we have been working closely with potential debt and equity financing sources in arranging for the necessary financing for the Proposed Transaction and have been keeping the Special Committee updated on our progress. As a result of those efforts, CSP is pleased to update the Special Committee that CSP intends to finance the Proposed Transaction and all related costs and expenses with fully committed equity capital, which will be provided by one or more investment funds managed by affiliates of CSP. We estimate that the total amount necessary to fund the acquisition consideration and all related costs and expenses in the Proposed Transaction will be up to $84 million and hereby confirm that investment funds managed by affiliates of CSP have an aggregate of at least $84 million of available cash and/or unfunded capital commitments, all of which is available to be applied, and which we currently intend to apply, as such equity financing of such acquisition consideration and related costs and expenses in the Proposed Transaction. CSP expects the binding commitments for such equity financing to be provided in a customary equity commitment letter that would be executed and delivered concurrently with the execution and delivery of the Definitive Agreements.

In considering this proposal, you should be aware that CSP remains interested only in pursuing the Proposed Transaction and does not intend to sell CSP’s stake in StarTek to any third party.

Notwithstanding the public disclosure of this letter, CSP assumes that you agree with CSP that it is in all of our interests to ensure that we proceed with our discussions relating to the Proposed Transaction in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

Our Proposal is not a binding offer, agreement or an agreement to make a binding offer. Our Proposal does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of the Definitive Agreements, and will be on the terms and conditions provided in the Definitive Agreements.

CSP remains confident in its ability to consummate the Proposed Transaction as outlined in our Proposal and looks forward to continuing working with the Special Committee and its advisors.

Should you have any questions regarding our Proposal, please do not hesitate to contact our legal advisors, Scott Petepiece (SPetepiece@shearman.com) and Roger Morscheiser (Roger.Morscheiser@shearman.com) at Shearman & Sterling LLP. We look forward to working with you towards bringing this Proposed Transaction to a successful closure.

Sincerely,

CSP Management Limited,
on behalf of itself and CSP Alpha Holdings Parent Pte Ltd, CSP Alpha Investment LP, CSP Alpha GP Limited, and CSP Victory Limited

By:	/s/ Sanjay Chakabarty
Sanjay Chakrabarty Director

By:	/s/ Mukesh Sharda
Mukesh Sharda Director